Exhibit 12
Wright Medical Group, Inc.
Ratio of Earnings to Fixed Charges
The following table presents our historical ratios of earnings to fixed charges for the years ended December 31 of the years indicated. We compute this ratio by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

	Year ended December 31,
	2014(1)	2013(1)	2012(1)	2011(1)	2010
Ratio of earnings to fixed charges	(11.30)	(11.56)	0.71	(0.45)	1.29

(1)Earnings were inadequate to cover fixed charges for the years ended December 31, 2014, 2013, 2012, 2011 by $246.8 million, $230.4 million, $3.4 million, and $11.4 million, respectively.